EXHIBIT 12.1
Parker Drilling Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Nine Months Ended September 30, 2017	Fiscal Year Ended December 31,
		2016	2015	2014	2013	2012
Pretax income (loss)	(84,004)	(156,644)	(71,971)	48,537	52,787	70,977
Fixed charges	33,037	45,974	45,379	45,436	50,196	43,782
Amortization of capitalized interest	2,867	3,916	3,793	3,939	4,058	1,887
Capitalized interest	(5)	(162)	(224)	(1,171)	(2,376)	(10,240)
Earnings before income tax & fixed charges	(48,105)	(106,916)	(23,023)	96,741	104,665	106,406
Interest expense	33,032	45,812	45,155	44,265	47,820	33,542
Capitalized interest	5	162	224	1,171	2,376	10,240
Total fixed charges	33,037	45,974	45,379	45,436	50,196	43,782
Preferred dividends	2,145	—	—	—	—	—
Combined fixed charges and preferred stock dividends	35,182	45,974	45,379	45,436	50,196	43,782
Ratio of earnings to fixed charges	(1)	(3)	(3)	2.1x	2.1x	2.4x
Ratio of earnings to combined fixed charges and preferred dividends	(2)	(4)	(4)	(4)	(4)	(4)

(1) For the nine months ended September 30, 2017, earnings were deficient to cover fixed charges by $48.1 million.
(2) For the nine months ended September 30, 2017, earnings were inadequate to cover combined fixed charges and preferred dividends by $50.3 million.
(3) For the years ended December 31, 2016 and 2015, earnings were deficient to cover fixed charges by $106.9 million and $23.0 million, respectively.
(4) The ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earning to fixed charges as there was no preferred stock outstanding for the respective years.
For the purposes of this table (i) "earnings" consist of our consolidated income from continuing operations before income taxes and fixed charges and (ii) "fixed charges" consist of interest expense, amortization of deferred financing cost and the portion of rental expense representing interest.